FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

GUCCI GROUP N.V.

Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒       Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated October 3, 2003

GUCCI GROUP ANNOUNCES
NEW PUT OPTION PRICE OF US$ 85.52
AFTER RETURN OF CAPITAL TO SHAREHOLDERS

Amsterdam, The Netherlands, October 3, 2003: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS; NYSE: GUC) today announces a new put option price of US$ 85.52 following the € 13.50 per share return of capital to shareholders on October 2, 2003.  The original put option price was US$ 101.50.

The new put option price is in accordance with the Restated Strategic Investment Agreement (“RSIA”) signed by the Gucci Group (the “Company”) and Pinault-Printemps-Redoute (“PPR”) on September 9, 2001.

Note

Under Article 2.4 of the RSIA, PPR is required to make a cash public offer for all Gucci Group shares at a US$ 101.50 put option price from March 22 to April 30, 2004.

Under Article 2.6 of the RSIA, in the event of a special payment to shareholders the Company’s Independent Directors may adjust the put option price by an amount up to the special payment, adjusted for the time value of money (3 month LIBOR plus 1%) between the date of payment and the final day of the public offer period, April 30, 2004.

On July 16, 2003 at the Annual General Meeting the Company’s shareholders approved a special € 13.50 per share return of capital.  In accordance with Article 2.6, the Independent Directors reduced the put price by US$ 15.98.  This amount is calculated as follows:

•                  US$ 15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

•                  US$ 0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$ 15.78 over the period from October 2, 2003 to April 30, 2004.

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies.  Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores.  The shares of Gucci Group N.V. are listed on the New York Stock Exchange and on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors/analysts inquiries:
Tomaso Galli	Cedric Magnelia / Enza Dominijanni
Director of Corporate Communications	Directors of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+39 02 8800 5555	+39 055 7592 2456
+31 20 462 1700	+31 20 462 1700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date: 6 October 2003	By:	/s/ Robert S. Singer
	Name:	Robert S. Singer
	Title:	Chief Financial Officer